東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


06011668

SUPPL

FILE NO. 82-4861

February 27, 2006

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 1 3 2006
WASH. D.C.
199
SECTION

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 31, 2006 (dated February 6, 2006) (Excerpt English translation);
- Notice of Issuance of Stock Options by the Method of Stock Acquisition Rights (dated February 6, 2006) (English translation); and
- Notice of Alterations to the Issuance of Stock Options by the Method of Stock Acquisition Rights (dated February 17, 2006) (English translation).

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

3/15


RECEIVED
MAR 1 3 2006
WASH, D.C.
199
SECTION

(Excerpt translation)

February 6, 2006

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2006
(CONSOLIDATED)

Name of listed company: **MegaChips Corporation**
(URL http://www.megachips.co.jp/)

(Code number: 6875 Tokyo Stock Exchange, First section)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

   (Translation omitted)

2. Summary of the operating results for the third quarter of the year ending March 31, 2006 (from April 1, 2005 to December 31, 2005):

(1) Progress of consolidated operating results

	Third quarter ended December 31, 2005	Third quarter ended December 31, 2004	(For reference) Year ended March 31, 2005
Sales	¥22,357 million (9.0%)	¥24,572 million 21.2%	¥30,122 million
Operating profit	¥1,302 million (41.7%)	¥2,232 million 39.4%	¥2,173 million
Ordinary profit	¥1,307 million (41.3%)	¥2,227 million - %	¥2,168 million
Profit for the period	¥677 million (50.5%)	¥1,367 million - %	¥1,174 million
Per-share profit for the period	¥27.33	¥54.14	¥44.73
Fully diluted earnings per share for the period	¥27.32	¥ -	¥ -

- **Overview of operating results in general**

The Japanese economy during the third quarter under review remained in the phase of a slow recovery as corporate earnings continued to improve and corporate efforts to develop new products while the markets for digital household equipment and mobile phones expanded resulted in rising consumer confidence.

Under these circumstances, the Group (the Company and its subsidiaries; the same applies hereinafter) focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core business of the Group, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For these growing areas, the Group has exerted its active efforts to develop and market high functional system LSIs for digital cameras, system LSIs for 3G mobile phones and system products, including digital image transmitting and recording systems for use in the security and monitoring field.

As a result, on a consolidated basis, sales and operating profit amounted to ¥22,357 million (a 9.0% decrease from the corresponding period of the previous business year) and ¥1,302 million (a 41.7% decrease), respectively. Ordinary profit and profit for the period amounted to ¥1,307 million (a 41.3% decrease) and ¥677 million (a 50.5% decrease), respectively.

(2) Development of financial conditions (consolidated)

	Third quarter ended December 31, 2005	Third quarter ended December 31, 2004	(For reference) Year ended March 31, 2005
Total assets	¥22,022 million	¥20,297 million	¥20,597 million
Shareholders' equity	¥15,429 million	¥16,454 million	¥16,262 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	70.1%	81.1%	79.0%
Shareholders' equity per share	¥623.29	¥651.49	¥642.13

[State of consolidated cash flows]

	Third quarter ended December 31, 2005	Third quarter ended December 31, 2004	(For reference) Year ended March 31, 2005
Cash flows from operating activities	(¥6,672 million)	(¥7,185 million)	(¥3,068 million)
Cash flows from investing activities	(¥1,936 million)	(¥524 million)	(¥400 million)
Cash flows from financing activities	¥2,009 million	(¥251 million)	(¥251 million)
Cash and cash equivalents at the end of the period	¥1,485 million	¥3,772 million	¥8,015 million

3. Forecasts of consolidated operating results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

No amendment is made to the forecast of consolidated operating results for the year ending March 31, 2006, as given on May 13, 2005.

- E N D -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets (Summary)

	Third quarter ended December 31, 2005 (as at December 31, 2005)		Year ended March 31, 2005 (as at March 31, 2005)		Third quarter ended December 31, 2004 (as at December 31, 2004)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
ASSETS						
I. Current assets						
1. Cash and deposits	1,485,223		8,015,260		3,772,050	
2. Trade notes and trade accounts receivable	15,845,672		9,458,015		13,110,678	
3. Inventories	810,404		628,317		993,977	
4. Others	653,553		771,674		815,916	
Allowance for doubtful receivables	(687)		(1,627)		(580)	
Total current assets	18,794,166	85.3	18,871,641	91.6	18,692,042	92.1
II. Fixed assets						
1. Tangible fixed assets	157,510	0.7	161,774	0.8	201,070	1.0
2. Intangible fixed assets	137,967	0.7	169,501	0.8	182,109	0.9
3. Investments and other assets						
(1) Investment securities	1,901,387		197,176		117,558	
(2) Others	1,031,428		1,197,594		1,105,206	
Total investments and other assets	2,932,816	13.3	1,394,771	6.8	1,222,765	6.0
Total fixed assets	3,228,294	14.7	1,726,047	8.4	1,605,945	7.9
TOTAL ASSETS	22,022,461	100.0	20,597,689	100.0	20,297,987	100.0
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	2,729,157		2,240,761		2,171,895	
2. Short-term loans payable	3,000,000		-		-	
3. Accrued corporate income taxes	428,036		1,385,469		1,138,692	
4. Others	394,811		661,822		481,243	
Total current liabilities	6,552,005	29.7	4,288,053	20.8	3,791,830	18.7
II. Fixed liabilities	40,591	0.2	47,156	0.2	52,155	0.2
TOTAL LIABILITIES	6,592,596	29.9	4,335,210	21.0	3,843,985	18.9
SHAREHOLDERS' EQUITY						
I. Capital	4,840,313	22.0	4,840,313	23.5	4,840,313	23.8
II. Additional paid-in capital	6,181,300	28.1	6,181,300	30.0	6,181,300	30.5
III. Retained earnings	6,796,600	30.8	6,543,168	31.8	6,735,855	33.2
IV. Revaluation difference of other securities	(530,465)	(2.4)	818	0.0	(506)	(0.0)
V. Foreign exchange translation adjustment	59,659	0.3	-	-	-	-
VI. Treasury stock	(1,917,544)	(8.7)	(1,303,121)	(6.3)	(1,302,961)	(6.4)
TOTAL SHAREHOLDERS' EQUITY	15,429,864	70.1	16,262,479	79.0	16,454,001	81.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,022,461	100.0	20,597,689	100.0	20,297,987	100.0

2. Consolidated Profit and Loss Statements (Summary)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	22,357,284	100.0	24,572,131	100.0	30,122,391	100.0
II. Cost of sales	18,488,643	82.7	19,515,613	79.4	24,070,739	79.9
Gross profit on sales	3,868,641	17.3	5,056,517	20.6	6,051,651	20.1
III. Selling, general and administrative expenses	2,566,266	11.5	2,824,187	11.5	3,878,621	12.9
Operating profit	1,302,374	5.8	2,232,330	9.1	2,173,030	7.2
IV. Non-operating profit	34,156	0.1	17,868	0.1	18,439	0.1
V. Non-operating expenses	29,489	0.1	23,045	0.1	22,945	0.1
Ordinary profit	1,307,041	5.8	2,227,153	9.1	2,168,524	7.2
VI. Special income	-	-	34,114	0.1	34,114	0.1
VII. Special loss	-	-	23,625	0.1	184,499	0.6
Income before income taxes and others	1,307,041	5.8	2,237,642	9.1	2,018,138	6.7
Taxes	629,773	2.8	870,194	3.5	843,378	2.8
Profit for the period	677,268	3.0	1,367,447	5.6	1,174,759	3.9

3. Consolidated Surplus Statements (Summary)

(thousands of yen)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	
(Additional paid-in capital)						
I. Beginning balance of additional paid-in capital		6,181,300		6,181,300		6,181,300
II. Ending balance of additional paid-in capital		6,181,300		6,181,300		6,181,300
(Retained earnings)						
I. Beginning balance of retained earnings		6,543,168		5,650,018		5,650,018
II. Increase in retained earnings						
1. Profit for the period	677,268	677,268	1,367,447	1,367,447	1,174,759	1,174,759
III. Decrease in retained earnings						
1. Cash dividends	378,835		252,560		252,560	
2. Bonuses for officers	45,000		29,000		29,000	
3. Loss on disposition of treasury stock	-	423,835	49	281,610	49	281,610
IV. Ending balance of retained earnings		6,796,600		6,735,855		6,543,168

4. Consolidated Statements of Cash Flows (Summary)

(thousands of yen)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)	Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Cash flows from operating activities			
Income before income taxes and others	1,307,041	2,237,642	2,018,138
Depreciation	113,163	111,964	152,925
Amortization of long-term prepaid expenses	59,747	49,887	71,268
Increase (decrease) in allowance for doubtful receivables	(1,228)	(7,271)	(6,224)
Increase (decrease) in allowance for bonuses	(80,187)	(74,759)	30,296
(Increase) decrease in trade accounts receivable	(6,387,368)	(9,577,419)	(5,924,756)
(Increase) decrease in inventories	(182,086)	102,438	468,098
Increase in trade accounts payable	488,476	194,083	262,975
Others	(178,005)	(271,592)	(192,194)
Subtotal	(4,860,447)	(7,235,025)	(3,119,472)
Interest and dividend income	2,869	623	1,809
Interest paid	(1,594)	-	-
Corporate income taxes (paid) refunded	(1,813,241)	49,379	49,326
Net cash provided by operating activities	(6,672,414)	(7,185,023)	(3,068,336)
II. Cash flows from investing activities			
Making of time deposits	(100,000)	(400,000)	(500,000)
Withdrawal of time deposits	200,000	-	-
Purchase of tangible fixed assets	(40,491)	(30,253)	(40,777)
Purchase of intangible fixed assets	(48,095)	(41,061)	(50,700)
Purchase of investment securities	(2,178,818)	(15,000)	(15,000)
Sale of investment securities	5,424	36,231	36,231
Sale of consolidated subsidiary	-	207,691	207,691
Distribution of capital investment	-	8,484	12,610
Payment for long-term prepaid expenses	(51,860)	(79,530)	(88,795)
Purchase of beneficial interests in trust	(300,000)	-	-
Redemption of beneficial interests in trust	500,000	-	-
Payment of guarantee	(5,143)	(1,147)	(1,367)
Refund of guarantee	1,756	1,567	1,767
Extension of loans	(20,000)	(377,249)	(377,249)
Collection of loans	100,000	154,478	402,600
Others	454	11,372	12,672
Net cash provided by investing activities	(1,936,775)	(524,417)	(400,316)
III. Cash flows from financing activities			
Net increase in short-term loans payable	3,001,039	-	-
Net (increase) decrease in treasury stock	(614,422)	(230)	(390)
Cash dividends paid by parent company	(377,176)	(250,844)	(251,158)
Net cash provided by financing activities	2,009,440	(251,074)	(251,548)
IV. Translation gain (loss) related to cash and cash equivalents	69,711	(1,881)	1,015
V. Net increase (decrease) in cash and cash equivalents	(6,530,037)	(7,962,396)	(3,719,186)
VI. Cash and cash equivalents at the beginning of the period	8,015,260	11,734,446	11,734,446
VII. Cash and cash equivalents at the end of the period	1,485,223	3,772,050	8,015,260

(Translation)


SEC MAIL PROCESSING
RECEIVED
MAR 13 2006
WASH, D.C.
199
SECTION

File No. 82-4861

February 6, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Issuance of Stock Options by the Method of Stock Acquisition Rights

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on February 6, 2006, resolved on the issuance of stock acquisition rights to be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan and the resolution of the 15th Ordinary General Meeting of Shareholders of the Company (held on June 24, 2005), as described below:

Description

1. Date of issuance of stock acquisition rights:

   February 24, 2006

2. Total number of stock acquisition rights to be issued:

   601 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

3. Issue price of a stock acquisition right:

   Free of charge

4. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

   60,100 shares of common stock of the Company

5. Amount to be paid in upon exercise of stock acquisition rights:

   Undecided (to be decided on February 23, 2006)

6. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

   Undecided (to be decided on February 23, 2006)

7. Amount of the issue price of a new share not to be capitalized upon exercise of stock acquisition rights when new shares are issued upon exercise of stock acquisition rights:

   Undecided (to be decided on February 23, 2006. The amount of the issue price not to be capitalized shall be an amount obtained by deducting the amount to be capitalized from the amount paid. The amount to be capitalized shall be an amount obtained by multiplying the amount so paid by 0.5, with any fraction less than one yen arising as a result of such calculation rounded up to the nearest yen.)

8. Period for exercising stock acquisition rights:

   September 1, 2007 through September 30, 2010

9. Grantees of stock acquisition rights:

   Directors and employees of the Company and its subsidiaries, totaling 30 persons

<For reference>

1.	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 13, 2005
2.	Date of approval of the proposition at the 15th Ordinary General Meeting of Shareholders:	June 24, 2005

- END -

(Translation)

February 17, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Alterations to the Issuance of Stock Options by the Method of Stock Acquisition Rights

Notice is hereby given that with regard to the "Notice of Issuance of Stock Options by the Method of Stock Acquisition Rights" publicized on February 6, 2006, MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held today, resolved to alter some of the particulars thereof, as described below:

Description

1. Reason for the alterations:

   There has occurred a change in the number of grantees of stock acquisition rights.

2. Details of the alterations:

<Before the alterations>

2. Total number of stock acquisition rights to be issued:
   601 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

4. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:
   60,100 shares of common stock of the Company

9. Grantees of stock acquisition rights:
   Directors and employees of the Company and its subsidiaries, totaling 30 persons

<After the alterations>

2. Total number of stock acquisition rights to be issued:

   608 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

4. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

   60,800 shares of common stock of the Company

9. Grantees of stock acquisition rights:

   Directors and employees of the Company and its subsidiaries, totaling 32 persons

- END -


RECEIVED
MAR 13 2006

PRICER

PRESS RELEASE

from Pricer AB (publ) February 1, 2006

Carrefour continues ESL deployment and signs new SEK 120 M contract with Pricer

Pricer has been chosen as sole strategic partner to complete the Electronic Shelf Label (ESL) roll out of Carrefour's remaining corporately owned hypermarkets in France after successfully deploying the second wave. The agreement represents SEK 120 M equivalent to 71 hypermarkets in France. The installations will commence in February and are to be completed during the year.

"Carrefour's automation and centralization of pricing has achieved key operational and financial improvements," says Jan Forssjö, President and CEO, Pricer AB. "This agreement demonstrates to the world's retailers that ESL is now a logical step in enhancing their competitive edge."

In 2004 Carrefour deployed a first wave of Pricer ESL in 45 of their 179 French corporately owned hypermarkets as well as several hypermarkets throughout Europe. Pricer then won in 2005 a contract extension to further the French installations as well as install all new store builds in Spain and Italy. The program was accelerated in the end of 2005 and Pricer has now successfully completed the second wave deployment of a further 60 Carrefour hypermarkets in France. At the conclusion of this third wave Pricer will have installed approximately 8.5 million labels in Carrefour France hypermarkets alone.

"Our implementation skills have become as important as our strong solution functionality and power," says Charles Jackson, Vice President Sales and Marketing, Pricer AB. "The implementation has been industrialized to such an extent that Carrefour has been able to effortlessly manage process change and release immediate value without any business disruptions."

"Carrefour France's experience is being exported across their strategic markets," comments Pricer's Key Account Manager for Carrefour global business, Marc Poncet, "as their pilots in Korea, Taiwan and Greece demonstrate."

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*
With the largest product range on the market, Pricer's ESL systems are installed in more than 1 200 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe, Japan and the USA. Pricer, in co-operation with competent partners, offers a totally integrated solution together with supplementary products, applications and services.
Pricer AB (publ) is quoted on the O-list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993